EXHIBIT 99.1

Coastal.com Launches New Approach to Revolutionary Home Trial Program for Prescription Eyewear

"Try Before You Buy" Program Offers Customers a 30-Day Trial of Their Own Custom Made Prescription Glasses Before They Buy

VANCOUVER, British Columbia, Feb. 12, 2014 (GLOBE NEWSWIRE) -- Coastal.com (Nasdaq:COA) (TSX:COA), the leading global manufacturer and digital retailer of high-quality glasses and contact lenses, has launched a new approach to its revolutionary home trial program that makes it easier for consumers to try and buy eyewear online.

The "Try Before You Buy" program is similar to the traditional eyewear trial program launched by Coastal.com five years ago. However, now customers will receive their choice of glasses for a thirty day trial period with their prescription lenses included.

"Our original Home Try-On program included four frames to try but, without prescription lenses, it was difficult to make a decision and have a full, authentic experience," said Roger Hardy, founder and CEO of Coastal.com. "Customers told us they disliked the hassle of returning to the post office to mail the trial packs back to us, then wait for the completed glasses to arrive. We decided there must be a better way, and we think we've found it!"

The decision to offer this trial program stems from Coastal.com's commitment to providing high-quality, affordable and fashionable eyewear to its customers around the globe. This trial program is the first of its kind in the optical industry and allows customers to try on several pairs of glasses in their prescription completely free. Customers can order and try out their glasses with no cost for thirty days and keep only the eyeglasses they love!

"We are always looking for ways to make buying eyewear easier and more affordable," continued Hardy. "The only way customers can truly get the feel for eyeglasses bought online is to include their own custom prescription lenses in the trial. We invented the trial pack and have now reinvented it, taking the experience to a whole new level for our customers."

The launch of the "Try Before You Buy" program closely follows Coastal.com's recent launch of the "Pay Your Way" plan, where customers are able to pay for their purchase over several months. Customers have the option to select three, six or twelve-month payment options for prescription eyewear orders over $99 with no interest, continuing the Company's tradition of making eyewear affordable and easy.

About Coastal.com

Coastal.com is the leading manufacturer and online retailer of eyewear products offered through a family of world class websites. Established in 2000, the Coastal.com family of brands offers an extensive, in stock selection of prescription eyewear, contact lenses and sunglasses. Coastal.com's vision is to make the process simple, either on-line or at one of our retail showrooms, so our customers can see everything life has to offer. For more information about Coastal.com (Nasdaq:COA), please visit www.coastal.com.

Cautionary Note Regarding Forward-Looking Statements

All statements made in the News Release which are not current statements or historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" as defined in Section 27A of the United States Securities Act of 1933, Section 21E of the United States Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", "goal", "target", "should", "likely", "potential", "continue", "project", "forecast", "prospects", and similar expressions typically are used to identify forward-looking information and statements. Examples of such forward-looking information and statements within this News Release include information and statements relating to: Coastal.com's perceptions of the contact lens and eyeglasses industry or market and anticipated trends in that market in any of the countries in which Coastal.com does business; Coastal.com's anticipated ability to procure products and supplies, or the terms under which it may procure its products and supplies; Coastal.com's anticipated business operations, inventory levels, ability to handle specific order and call volumes, ability to fill and ship orders in a timely manner, ability to achieve greater marketing efficiency or similar statements; Coastal.com's ability to increase production; Coastal.com's capital expenditure plans; the results of further investments in Coastal.com's retail brands; Coastal.com's relationships with suppliers; Coastal.com's anticipated results of operations, including but not limited to anticipated sales, revenues, earnings, tax benefits or similar matters; the effects of seasonality; sufficiency of cash flows; Coastal.com's perceptions regarding volatility in and impact of foreign currency exchange rates; the effect of the current economic climate on Coastal.com's business and consumer behavior; and Coastal.com's ability to address challenges and opportunities resulting from current economic conditions.

Forward-looking information and statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about Coastal.com's business and the industry and markets in which it operates. Forward-looking information and statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Assumptions underlying Coastal.com's expectations regarding forward-looking information and statements contained within this News Release include, among others: that Coastal.com will maintain its position in the markets it operates in and expand into other markets in a favourable manner; that Coastal.com will have sufficient capital to continue making investments in advertising, inventory, property, equipment and leasehold improvements as well as personnel to support its business and new product lines, including its eyeglasses business; that Coastal.com will be able to generate and maintain sufficient cash flows to support its operations; that Coastal.com will be successful in complying with industry regulatory requirements in British Columbia and other jurisdictions in which it operates; that Coastal will be able to establish and/or maintain necessary relationships with suppliers; and that Coastal.com will retain key personnel. The foregoing list of assumptions is not exhaustive.

You are cautioned that forward-looking information and statements are subject to a number of known and unknown risks, uncertainties and other factors, many of which are beyond Coastal.com's control, that could cause Coastal.com's actual future results or performance to be materially different from those that are disclosed in or implied by the forward-looking information. These factors include, but are not limited to changes in the market; potential downturns in economic conditions; consumer credit risk; Coastal.com's ability to implement its business strategies; competition from traditional and online retailers; limited suppliers; limited availability of inventory; disruption in Coastal's distribution facilities; mergers and acquisitions; foreign currency exchange rate fluctuations; regulatory requirements; demand for contact lenses, eyeglasses and related vision care products; the risk that Coastal.com will not be successful in defending against litigation; dependence on the Internet; and the other risks detailed in Coastal.com's filings with the Canadian securities regulatory authorities.

You should not place undue reliance on forward-looking information and statements which are qualified in their entirety by this cautionary note.

Forward-looking information and statements in this news release are made as of the date hereof and Coastal.com expressly disclaims any intent or obligation to update such forward-looking information or statements, unless Coastal.com specifically states otherwise or as required by applicable law.

For a complete discussion of the assumptions, risks and uncertainties related to Coastal.com's business, you are encouraged to review Coastal.com's filings with the Canadian securities regulatory authorities filed on SEDAR at http://www.sedar.com.

CONTACT: Terry Vanderkruyk
         Chief Corporate Development Officer
         Coastal.com
         (604) 676-4498
         terryv@coastal.com
         or
         Liolios Group, Inc.
         Scott Liolios or Cody Slach
         (949) 574-3860
         COA@liolios.com